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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                SCHEDULE 14D-9/A
                               (AMENDMENT NO. 2)
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(9) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                       DR PEPPER/SEVEN-UP COMPANIES, INC.
                           (Name of Subject Company)
                       DR PEPPER/SEVEN-UP COMPANIES, INC.
                       (Name of Person Filing Statement)
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                  256131 30 1
                     (CUSIP Number of Class of Securities)


                                NELSON A. BANGS
                            VICE PRESIDENT, GENERAL
                              COUNSEL & SECRETARY
                       DR PEPPER/SEVEN-UP COMPANIES, INC.
                             8144 WALNUT HILL LANE
                            DALLAS, TEXAS 75231-4372
                                 (214) 360-7000
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)
                                    COPY TO:

                                Andrew M. Baker
                             Baker & Botts, L.L.P.
                                2001 Ross Avenue
                              Dallas, Texas 75201
                                 (214) 953-6735

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    This Amendment No. 2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, dated February 1, 1995 as amended by Amendment No. 1 dated February 13, 1995 (as amended, the "Schedule 14D-9"), relating to the offer by DP/SU Acquisition Inc., a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of Cadbury Schweppes plc, an English company (the "Parent"), to purchase all of the Company's issued and outstanding shares of common stock, par value $.01 per share, and the associated preferred stock purchase rights (collectively, the "Shares") of Dr Pepper/Seven-Up Companies, Inc. (the "Company") at a price of $33.00 per Share, net to the seller in cash. Terms used herein without definition shall have the meanings ascribed to such terms in the aforementioned Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

        (b) Background of the Offer; Reasons for the Recommendation.

OPINIONS OF FINANCIAL ADVISORS

    The Schedule 14D-9 included the full text of the opinions delivered by BT Securities Corporation ("BT") and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), the Company's financial advisors, to the Board of Directors of the Company and the Special Committee. The Schedule 14D-9 also summarized, under the caption "Opinions of Financial Advisors," among other things, certain of the financial analyses performed by BT and DLJ in arriving at their opinions and making their presentation to the Board of Directors at the meeting at which the Board approved the Tender Offer, the Merger and the Merger Agreement (the "January 25 Board Meeting"). The financial analyses summarized in the Schedule 14D-9 included a "Comparable Company's Analysis," a "Comparable Acquisitions Multiples Analysis," a "Discounted Cash Flow Analysis" and an "Acquisitions Premiums Analysis." Following the summary description of these analyses, the
Schedule 14D-9 stated that these analyses, taken together, indicated a hypothetical range of per Share values for the Company of between $26.02 and $36.19.

    To supplement the information provided in the Schedule 14D-9 with respect to the hypothetical range of per Share values for the Company under the analyses performed by BT and DLJ, the following paragraph sets forth for each of the four analyses described in the Schedule 14D-9 the hypothetical range of per Share values indicated by each such analyses. The following information is a further summary of the analysis performed by BT and DLJ in connection with delivering their fairness opinions to the Board and the Special Committee.

    The Comparable Companies Analysis described in the Schedule 14D-9 indicated a hypothetical range of per Share values for the Company of between $28.51 and $35.64. The Comparable Acquisitions Multiples Analysis described in the Schedule 14D-9 indicated a hypothetical range of per Share values for the Company of between $26.02 and $35.60. The Discounted Cash Flow Analysis described in the
Schedule 14D-9 indicated a hypothetical range of per Share values for the Company of between $26.88 and $36.19. The Acquisitions Premiums Analysis described in the Schedule 14D-9 indicated a hypothetical range of per Share values for the Company of between $29.00 and $35.00.

    The $33.00 price share being offered by Purchaser in the Tender Offer and Merger indicates a valuation at 13.7 times the Company's 1994 earnings before interest, tax, depreciation and amortization ("EBITDA"). In their presentation to the Board of Directors at the January 25 Board Meeting, BT and DLJ advised the Board that in selected beverage company precedent transaction indicated values ranged from 11.0 times EBITDA to 17.2 times EBITDA, with an average (excluding the high and low multiples) of 11.9 times EBITDA. BT and DLJ also advised the Board that in selected consumer products precedent transactions indicated values ranged from 11.2 times EBITDA to 19.9 times EBITDA, with an average (excluding the high and low multiples) of 14.7 times EBITDA.

    Reference is made to the full summary of the analyses undertaken by the Company's financial advisors and the text of the opinions rendered by BT and DLJ, each as contained in the Schedule 14D-9. The information contained herein is not a complete summary of such analyses or opinions and should be read in conjunction with the description of such matters contained in the Schedule 14D-9.

    The acquisition of the Company by Parent and Purchaser pursuant to the Tender Offer and Merger will provide Parent with the opportunity to realize substantial operating synergies, which may result in the realization by Parent of significant cost savings in operating the combined companies. In addition, as a result of the acquisition, Parent may benefit from the utilization over time of the federal income tax loss carryfowards of the Company and its subsidiaries, which totalled approximately $270 million as of December 31, 1993.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

SETTLEMENT OF LITIGATION

    As previously described in the Schedule 14D-9, the Company and certain of its directors are defendants in certain purported stockholder class action lawsuits in which the plaintiffs have alleged, among other things, violations by the defendant directors of their fiduciary duties to the Company's stockholders. The plaintiffs in In Re: Dr Pepper/Seven-Up Companies, Inc. Shareholders Litigation, Civil Action No. 13109 (the "Consolidated Action"), which represents the consolidation of eight purported class action lawsuits filed in the Court of Chancery of the State of Delaware (the "Delaware Court"), as represented by plaintiffs' counsel, have entered into a Memorandum of Understanding, dated February 21, 1995 (the "Memorandum of Understanding"), with the defendants (through their counsel) pursuant to

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which the Consolidated Action will be settled. The settlement contemplated by the Memorandum of Understanding will not be effective unless, among other things, the plaintiffs in Sarnoff v. Dr Pepper/Seven-Up Companies, Inc., et al, Civil Action No. 94-11313-B (the "Sarnoff Action"), a purported class action lawsuit filed in the District Court for the 44th Judicial District of Texas in Dallas County, Texas (the "Texas Court"), execute the appropriate documentation necessary to have the action pending before the Texas Court non-suited and refiled with the Delaware Court, at which time the refiled Sarnoff Action will be consolidated with and become part of the Consolidated Action. The proposed settlement is subject to, among other things, approval of the Delaware Court.

    The Memorandum of Understanding provides for a settlement of the Consolidated Action (which will include the refiled Sarnoff Action) on the following general terms: (i) the certification of the Consolidated Action, as class actions under the rules of the Delaware Court, which class would consist of all holders of common stock of the Company (other than the defendants) on and between September 1, 1993 and the effective date of the Merger; (ii) the complete discharge, settlement and release of, and an injunction barring, all claims, rights, causes of action, suits, matters and issues, whether known or unknown, that have been, could have been, or in the future might be asserted in the Consolidated Action or in any court or proceeding (including but not limited to any claims arising under federal or state law relating to alleged fraud, breach of any duty, negligence or otherwise) by or on behalf of plaintiffs or any member of the class, whether individual, class derivative, representative, legal, equitable or any other type or in any other capacity against the defendants or any of their associates, affiliates, subsidiaries, present or former officers, directors, employees, attorneys, accountants, financial advisors or other advisors or agents, heirs, executors, personal representatives, estates, administrators, and successors and assigns (in each case, in each and every capacity) (the "Defendants"), which have arisen, arise now or hereafter rise out of or relate in any way to the Tender Offer, the Merger, the Merger Agreement, the Rights Agreement, the Stockholders Agreement or any of the transactions or events described in the complaints in the Consolidated Action or any disclosures related thereto (collectively, the "Settled Claims") (subject to certain limited exceptions); (iii) the Defendants in each such action have denied, and continue to deny, that any of them have committed or have threatened to commit any violations of law or breaches of duty to the plaintiffs or any members of the class; (iv) the Defendants in the actions are entering into the Memorandum of Understanding, and will be entering into proposed settlement documentation, solely because the proposed settlement would eliminate the burden and expense of further litigation and would facilitate the consummation of the Tender Offer and the Merger, which they believe to be in the best interest of the Company and all of its stockholders; and (v) subject to the order of the Delaware Court, pending final determination of whether the settlement provided for by the Memorandum of Understanding should be approved, the plaintiffs and all members of the class, or any of them, are barred and enjoined from commencing or prosecuting any action asserting any Settled Claims, either directly, representatively, derivatively or in any other capacity against any of the Defendants. In addition, this amendment to the
Schedule 14D-9, including the supplemental information set forth in item 4 above, is being filed with the Securities and Exchange Commission and mailed to stockholders of the Company pursuant to the terms of the settlement provided for in the Memorandum of Understanding. In addition, the parties have agreed in the Memorandum of Understanding that plaintiffs' counsel in the Consolidated Action will apply to the Delaware Court for an aggregate award of attorneys' fees and expenses in an amount not to exceed $690,000, which Defendants have agreed not to oppose.

RIGHTS AGREEMENT AMENDMENT

    Immediately prior to the execution of the Merger Agreement, the Company amended the Rights Agreement (the "Amendment"). The Amendment provides that (A) none of the execution or delivery of the Merger Agreement or the Stockholders Agreement or the making of the Offer will cause (i) the Rights to become exercisable under the Rights Agreement, (ii) Parent or Purchaser or any of their affiliates to be deemed an Acquiring Person (as defined in the Rights Agreement) or (iii) the Stock Acquisition Date (as defined in the Rights Agreement) to occur upon any such event, (B) none of the acceptance for payment or payment for Shares by Purchaser pursuant to the Offer or the consummation of the Merger will cause (i) the Rights to become exercisable under the Rights Agreement or (ii) Parent or Purchaser or any of their affiliates to be deemed an Acquiring Person or (iii) the Stock Acquisition Date to occur upon any such event, and (C) the Expiration Date (as defined in the Rights Agreement) shall occur no later than immediately prior to the purchase of shares pursuant to the Offer; provided, however, that if the Merger Agreement is terminated in accordance with its terms, the Board may rescind its approval of the Offer as a Permitted Offer (as defined in the Rights Agreement) or further amend the Rights Agreement so that clauses (B) and (C) above will not be the case.

    The foregoing description of the Amendment is a summary only and is qualified in its entirety by reference to the form thereof filed as Exhibit 13 to the Schedule 14D-9 and incorporated herein by reference in its entirety. The Rights Agreement has been filed as Exhibit 12 to the Schedule 14D-9 and is incorporated herein by reference in its entirety.

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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 21, 1995

                                          DR PEPPER/SEVEN-UP COMPANIES, INC.


                                          By: /S/ NELSON A. BANGS
                                              ..................................
                                              Nelson A. Bangs
                                              Vice President, General Counsel
                                                 and Secretary

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